Mail Stop 3010

December 16, 2009

Donald A. Miller, CFA
Chief Executive Officer and President
Piedmont Office Realty Trust, Inc.
11695 Johns Creek Parkway, Suite 350
Johns Creek, Georgia 30097-1523

      Re: Piedmont Office Realty Trust, Inc.
              Proxy Statement on Schedule 14A
              Filed November 27, 2009
              File No. 0-25739

Dear Mr. Miller:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                    Sincerely,

                    Angela McHale
                    Attorney-Advisor

cc: John J. Kelley III
       King & Spalding LLP
       Via facsimile (404) 572-5100